visionGATEWAY                                              visionGATEWAY, Inc.
                                                            Los Angeles Office
                                                           4134 Del Rey Avenue
                                                      Marina Del Rey, CA 90292
Distributors of                                                            USA
INTERScepter                                          phone - + 1-310-754-3466
empowering internet management                          fax - + 1-310-754-4010
....Internet Resource Management &
Security Solutions...
www.visiongateway.net



November 1, 2005


Ms. Linda Van Doorn,
Senior Assistant Chief Accountant,
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street N.E.,
Washington,  D.C.  20549


Attention:     Mr. James Webster

Dear Ms. Van Doorn,

RE:  visionGATEWAY, Inc.
     Form 10-KSB for the year ended April 30, 2005
     Filed September 13, 2005
     File No. 0-30499

I refer to our discussions with Mr. James Webster and his fax of October 31, 2005 containing a copy of your letter of September 26, 2005 in relation to a review of our filing. As mentioned in my fax to Mr. Webster also of October 31, 2005, your original letter had been sent and faxed to our San Diego office address. Unfortunately it was not passed on to my office here in a timely fashion - this situation has now been rectified. I apologize for this and have arranged for this response to be prepared and sent back to you.

We appreciate the review and your assistance to ensure we meet fully with your requirements. Our responses to your comments have also been reviewed by our auditors who had reviewed the Form 10-KSB filing.

In relation to your specific review comments we have outlined our responses below :

     1.   Consolidated Statement of Operations, page F-2

Calculation of Loss per Share for the fiscal year ended April 30, 2004. It appears we have inadvertently used the total comprehensive loss as the numerator in our calculation of earnings per share for the year ended April 30, 2004. The Loss per share should have been $(0.04) rather than $(0.03); however this result is effected by the change to the average number of shares as a result of review point 2 below. This calculation method has been corrected for future filings.

     2.   Consolidated Statement of Stockholders' Deficit, Page F-3

Basis of accounting for recapitalization transactions. It appears we have inadvertently recorded the recapitalization as of March 4, 2004 instead of retroactively to the beginning of the earliest period presented. We have adjusted this in our records. The effect on earnings per share is minimal as outlined in the attachment 1.

     3.   Note 1   Organization and Summary of Significant Accounting
          Policies, page F-6

Expensing of Research & Development Costs. Research and Development is expensed as incurred. We confirm that this statement of accounting policy will be included in future filings.

     4.   Note 6   Related Party Receivable, page F-10

Note 6 relates to related party payables. Based on APB 21 paragraph 11, the note was issued solely for cash and no other right or privilege was exchanged, therefore the note was recorded at fair market value or the cash received.

In responding to your comments, the company acknowledges that :

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above adequately explains the queries from your review.   If there
is any aspect of this letter that needs clarification, please do not hesitate to contact me directly on 310-754-3466 or through my e-mail address emersonmf@visiongateway.net.

Regards,


/s/Michael Emerson

Michael Emerson
Chief Executive Officer
visionGATEWAY

Attachment 1    Adjusted Earnings per share and Weighted Average Share
Calculations

visionGATEWAY, Inc.
Including the accounts of its wholly owned subsidiaries
[A Development Stage Company]
Partial Consolidated Statements of Operations
For the Twelve Month Periods Ended April 30, 2005 & 2004 and for the Period from Reactivation [November 30, 2001] through April 30, 2005

                                      12 mths     Reactivation      Year
                                       ended        through         Ended
                                  April 30, 2005 April 30, 2005 April 30, 2004
Net Loss                          (1,735,358)     (3,560,656)     (1,181,050)

Figures after Review and changes
to timing of recapitalization
shares

Loss Per Share                        ($0.04)         ($0.10)         ($0.03)
                                  ==========      ==========      ==========
Weighted Average Shares
Outstanding                       41,586,832      34,210,399      34,391,846
                                  ==========      ==========      ==========
Figures before Review and changes
to timing of recapitalization
shares

Loss Per Share                        ($0.04)         ($0.11)         ($0.04)
                                  ==========      ==========      ==========
Weighted Average Shares
Outstanding - pre review          41,586,831      33,081,327      33,051,272
                                  ==========      ==========      ==========